UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ligand Pharmaceuticals Incorporated

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53220K504

(CUSIP Number)

David M. Knott

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1 (f) or 240.13d-1 (g), check the following box  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53220K504		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,374,903 shares of Common Stock

	8	Shared Voting Power 1,666 shares of Common Stock

	9	Sole Dispositive Power 1,376,569 shares of Common Stock

	10	Shared Dispositive Power 2,743 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,379,312 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.7%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 53220K504		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,288,157 shares of Common Stock

	8	Shared Voting Power 1,666 shares of Common Stock

	9	Sole Dispositive Power 1,289,823 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,823 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.3%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

Item 1.	Security and Issuer.

This Item is being amended solely to add the following paragraph at the end of this Item:

This statement relates to the common stock, par value $0.001 per share, of the Company (the “Common Stock”), and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect a change aggregating more than one percent (1%) in the beneficial ownership of the outstanding Common Stock in which David M. Knott may be deemed to have a beneficial interest.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

This Item is being amended solely to add the following paragraph at the end of this Item:

The shares of Common Stock referenced in the transactions described in Item 1 and beneficially owned by the Reporting Parties represent dispositions from such accounts in open market transactions.

Item 5.	Interest in Securities of the Issuer.

This Item is being amended solely with respect to the following paragraphs:

(a)-(b)  Mr. Knott and Dorset: See Rows 7 through 11 and 13 on pages 2-3.  Of the securities reported as beneficially owned by Mr. Knott in each of Rows 7 through 11 on page 2 of this Schedule 13D, an additional 23,003 are shares of Common Stock underlying directors’ stock options, as awarded to Mr. Knott and as have vested as of the date of this filing.

Mr. Knott individually has the sole power to vote 1,374,903 shares of Common Stock and dispose of 1,376,569 shares of Common Stock beneficially owned by Mr. Knott, the Partnerships and the Managed Accounts.  As President of Dorset, Mr. Knott shares with certain of Dorset’s clients the power to vote 1,666 shares of Common Stock beneficially owned, in the aggregate, by such clients. Mr. Knott is also, for the purposes of this Schedule 13D, deemed to share with his wife the power to dispose of the 2,743 shares of Common Stock beneficially owned by her.  Mr. Knott does not have nor does he share with his wife the power to vote the shares owned by her.

The aggregate number of securities reported by Mr. Knott and Dorset in each of Rows 7 through 11 on pages 2-3 of this Schedule 13D do not include 40,716 directors’ shares held by Dr. Sabba, of which 19,670 are shares of Common Stock underlying directors’ stock options as awarded to Dr.

Sabba and as have vested as of the date of this filing.  Mr. Knott does not have nor does he share with Dr. Sabba the power to dispose of or to vote such shares owned by Dr. Sabba.

(c)           No transactions in the class of securities reported on were effected during the past sixty days, except for the following dispositions in the open market, on the following days and at the following per share prices:

	9-12-13 ($47.1574)	9-12-13 ($46.75)	Total
Knott Partners Offshore Master Fund	10,000	150,000	160,000

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2013
Date

/s/David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

By	/s/David M. Knott
David M. Knott, President